                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                           FRISCH'S RESTAURANTS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    358748101
                                 (CUSIP Number)

                             JAMES R. CUMMINS, ESQ.
              BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JANUARY 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    (PAGE 1)

CUSIP NO. 3587-48101             SCHEDULE 13D                             PAGE 2
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Mr. Jack C. Maier     -     ###-##-####
         -----------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)     [ ]
          (b)     [X]

 3.      SEC USE ONLY



 4.      SOURCE OF FUNDS
                 N/A
         -----------------------------------------------------------------------

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
         -----------------------------------------------------------------------

NUMBER OF SHARES           7.       SOLE VOTING POWER                       -0-
                           --       --------------------------------------------
BENEFICIALLY OWNED         8.       SHARED VOTING POWER                     -0-
                           --       --------------------------------------------
BY EACH REPORTING          9.       SOLE DISPOSITIVE POWER            153,489(1)
                           --       --------------------------------------------
PERSON WITH                10.      SHARED DISPOSITIVE POWER          853,367(2)
                           ---      --------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,006,856
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.52%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
             IN
         -----------------------------------------------------------------------

(1) Includes 153,489 shares over which Mr. Maier has sole investment power, but no voting power, as Trustee of the Annette Frisch Trust dated January 4, 1991. Sole voting power of these shares was given to Blanche F. Maier as Voting Trustee pursuant to a Voting Trust Agreement dated June 26, 1997, which was attached as an exhibit to the initial Schedule 13D filing.

(2) Includes (i) 764,197 shares over which Mr. Maier, Craig F. Maier and Karen
F. Maier share investment power only, but have no voting power, as Co-Trustees of the Trust established under the Will of David Frisch, deceased (the "David Frisch Trust") and (ii) 89,170 shares over which Mr. Maier and Blanche F. Maier (Mr. Maier's wife) share investment power, but over which Mr. Maier has no voting power, as Co-Trustees of the Trust established under the Will of Shirley
F. Heinichen, deceased (the "Heinichen Trust"). Sole voting power over the shares described above which are owned by the David Frisch Trust and the Heinichen Trust was given to Blanche F. Maier as Voting Trustee pursuant to a Voting Trust Agreement dated June 26, 1997, which was attached as an exhibit to the initial Schedule 13D filing.

CUSIP NO. 3587-48101                      SCHEDULE 13 D                   PAGE 3
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                                  SCHEDULE 13D
                             ADDITIONAL INFORMATION

ITEM 1.  SECURITY AND ISSUER:  No change.
         -------------------

ITEM 2.  IDENTITY AND BACKGROUND:  No change.
         -----------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:  No change.
         -------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION:  No change.
         ----------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:
         ------------------------------------

                  (a)      See page 2, nos. 11 and 13.

                  (b) Jack C. Maier beneficially owns 1,006,856 shares pursuant to the Act and the regulations promulgated thereunder. This includes:

                           (i)      764,197 shares over which Mr. Maier, Craig
                                    F. Maier and Karen F. Maier share investment power only but have no voting power as Co-Trustees of the David Frisch Trust;

                           (ii) 89,170 shares over which Mr. Maier and Blanche F. Maier share investment power only and over which Mr. Maier has no voting power as Co-Trustees of the Heinichen Trust; and

                           (iii) 153,489 shares over which Mr. Maier has sole investment power, but no voting power, as Trustee of the Annette Frisch Trust.

                           Not included in this amount are 7,150 shares owned by Blanche F. Maier, Mr. Maier's wife, as to which Mr. Maier disclaims beneficial ownership.

                           Mrs. Blanche F. Maier, 2800 Gilbert Avenue,
                           Cincinnati, Ohio 45206, is a Director of Frisch's and is the General Partner of JBM Limited Partnership. Mrs. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           Mrs. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Maier is a United States citizen.

CUSIP NO. 3587-48101                     SCHEDULE 13D                     PAGE 4
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                           Mr. Craig F. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is the President and Chief Executive Officer and a Director of Frisch's. Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Maier is a United States citizen.

                           Ms. Karen F. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is the Vice President of Marketing at Frisch's. Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Maier is a United States citizen.

                  (c) Jack C. Maier acquired 3,328 shares for $9.75 per share on 11/17/99, and gifted these shares to the JBM Limited Partnership on 1/1/00.

                  (d) Jack C. Maier and Blanche F. Maier serve as Co-Trustees of the Annette Frisch Trust dated January 4, 1991, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust. Jack C. Maier, Craig F. Maier and Karen F. Maier serve as Co-Trustees of the David Frisch Trust, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust.

                  (e)      N/A

CUSIP NO. 3587-48101                    SCHEDULE 13D                      PAGE 5
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER:        No change.
         ----------------------------

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:  No change.
         ----------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April _20__, 2000                           By: /S/    Jack C. Maier
                                                         --------------------
                                                         MR. JACK C. MAIER